Exhibit A

CERAGON NETWORKS LTD.
___________________________________________

NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON DECEMBER 19, 2012

Notice is hereby given that the 2012 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Wednesday, December 19, 2012 at 12:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

(A)	To amend the Articles of Association of the Company to declassify the Board of Directors of the Company, as described in the annexed Proxy Statement;

(B)	To re-elect Zohar Zisapel and Joseph Atsmon to serve on the Board of Directors of the Company;

(C)	To approve the grant of options to all the directors, other than the external directors, as described in the Proxy Statement;

(D)
To re-elect Yair Orgler and Avi Patir to serve on the Board of Directors of the Company as external directors, and to approve the remuneration and the grant of options to the external directors, as described in the Proxy Statement;

(E)	To re-appoint Kost Forer Gabbay & Kasierer, a Member firm of Ernst & Young Global, as the Company’s independent auditor until immediately following the next annual general meeting of shareholders; and

(F)	To receive and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2011.

The last known shareholders of record on November 11, 2012, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting and at any postponements or adjournments thereof.  All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the first of the joint holders named in the Register of Shareholders with respect to the shares.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the first of the joint holders named in the Register of Shareholders with respect to the share(s) who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.  A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the Meeting (whether in person or via proxy card). Such shareholder shall provide the Company with an ownership certificate (as of the record date) from that Exchange member and is entitled to receive the ownership certificate in a branch of the Exchange member or by mail to his address, if the shareholder so requested. Such a request must be made in advance for a particular securities account.

By Order of the Board of Directors,

ZOHAR ZISAPEL	IRA PALTI
Chairman of the Board of Directors	President and Chief Executive Officer

November 12, 2012

CERAGON NETWORKS LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
_______________________

PROXY STATEMENT
_______________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares” or "Shares"), of Ceragon Networks Ltd. (“we,” “Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2012 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2012 Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, December 19, 2012 at 12:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Annual General Meeting, resolutions be adopted as follows: (A) to amend the Articles of Association of the Company to declassify the Board of Directors of the Company, as described in this Proxy Statement; (B) to re-elect Zohar Zisapel and Joseph Atsmon to serve on the Board of Directors of the Company; (C) to approve the grant of options to all the directors of the Company, other than the external directors, as described in this Proxy Statement; (D) to re-elect Yair Orgler and Avi Patir to serve on the Board of Directors of the Company as external directors, and to approve the remuneration and the grant of options to the external directors, as described in this Proxy Statement; and (E) to re-appoint Kost Forer Gabbay & Kasierer, a Member firm of Ernst & Young Global, as the Company’s independent auditor until immediately following the next annual general meeting of shareholders.

Additionally, at the Meeting, the shareholders will be provided with the opportunity to receive and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2011 (this item will not involve a vote of the shareholders).

RECORD DATE AND VOTING RIGHTS

Only the last known holders of record of Ordinary Shares on November 11, 2012, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote in person or by proxy at the Meeting and any adjournments or postponements thereof.  At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company at least twenty four (24) hours prior to the time fixed for the Meeting, Shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If specification is made by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification.  On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, electronic mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

QUOROM

Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Ordinary Shares conferring in the aggregate 33.3% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place.  At such adjourned Meeting, any two members present in person or by proxy, shall constitute a quorum.

SHARE OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of October 31, 2012, all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares and the number of Ordinary Shares so held.

The information contained herein has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC.  Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Total Shares beneficially owned in the table below include Shares that may be acquired upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days of the date of this Proxy Statement. The Shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage ownership of any other person or group.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel (2)	5,095,149	13.9%
Yehuda Zisapel (2)	2,247,467	6.1%
EARNEST Partners, LLC (3)	2,850,300	7.8%
Parnassus Investments (4)	2,000,000	5.5%
Migdal Insurance & Financial Holdings Ltd (5)	2,614,587	7.2%
TAMRO Capital Partners LLC (6)	2,084,986	5.7%
James Alpha Small Cap Master Fund L.P. (7)	1,867,800	5.1%
Invicta Capital Management, LLC (8)	2,150,000	5.9%

(1)	Based on ordinary shares issued and outstanding as of September 30, 2012.
(2)
Yehuda Zisapel and Zohar Zisapel are brothers. Each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The Ordinary Shares held by each of Yehuda Zisapel and Zohar Zisapel includes 9,467 shares held by RAD Data Communications Ltd., of which both Zisapels are principal shareholders and Zohar Zisapel serves as the chairman of its board.

(3)
Based on information provided in a Statement on Schedule 13G filed with the SEC on February 14, 2012 by EARNEST Partners, LLC (“Earnest”).  Earnest is a Georgia limited liability company and an investment advisor.  Earnest’s principal office is located at 1180 Peachtree Street NE, Suite 2300, Atlanta, Georgia 30309.  The number of Ordinary Shares held by Earnest includes 1,978,333 Ordinary Shares over which it has sole voting power and 184 Ordinary Shares over which it has shared voting power.

(4)
Based on information provided in a Statement on Schedule 13G filed with the SEC on February 14, 2012 by Parnassus Investments (“Parnassus”).   Parnassus is a California investment advisor with a principal office at 1 Market Street, Suite 1600, San Francisco, California 94105.  The Ordinary Shares held by Parnassus include Ordinary Shares beneficially owned by clients of Parnassus, which include investment companies registered under the Investment Company Act.

(5)
Based on information provided in a Statement on Schedule 13G filed with the SEC on February 7, 2012 by Migdal Insurance & Financial Holdings Ltd (“Migdal”);  Migdal is an Israeli public company with a principal office at 4 Efal Street, P.O. Box 3063, Petach Tikva 49512, Israel.  Of the 2,614,587 Ordinary Shares beneficially owned by Migdal  (i) 2,591,567 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: 1,606,762 Ordinary Shares are held by profit participating life assurance accounts; 945,007 Ordinary Shares are held by provident funds and companies that manage provident funds; and 39,798 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiary operates under independent management and makes independent voting and investment decisions, and (ii) 23,020 Ordinary Shares are beneficially held for Migdal’s Nostro account.

(6)
Based on information provided in a Statement on Schedule 13G filed with the SEC on February 8, 2012 by TAMRO Capital Partners LLC (“Tamro”). Tamro is a Delaware limited liability company and an investment advisor.  Tamro’s principal office at 1701 Duke Street, Suite 250, Alexandria, Virginia 22314.  The Ordinary Shares held by Tamro include Ordinary Shares beneficially owned by clients of Tamro, which may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients.  Tamro has shared dispositive power over the 2,084,986 Ordinary Shares held by Tamro, which includes 1,567,098 Ordinary Shares over which it has sole voting power.

(7)
Based on information provided by James Alpha Small Cap Master Fund, L.P. (“Master Fund”), James Alpha, LLC (“JA”), James Alpha Management I, L.P. (“JAM”) and Kevin R. Greene (“KG” and together with Master Fund, JA and JAM, “Alpha”) in a Statement on Schedule 13G filed with the SEC on July 3, 2012. Master Fund was organized in the Cayman Islands, JA and JAM were organized in Delaware and KG is a U.S. citizen. The principal address of the parties is 515 Madison Avenue, 24th Floor, New York, NY 10022. JAM, as investment manager of Master Fund, and JA, the general partner of Master Fund, have the right or the power to direct the receipt of dividends from shares, and to direct the receipt of proceeds from the sale of shares to clients holding limited partnership interests in Master Fund. In addition, JAM has delegated daily management of the Master Fund’s assets to Invicta Capital Management LLC (“Invicta”) as subadvisor, and Invicta has proxy voting power and discretionary investment authority over Master Fund’s assets. Accordingly, Invicta shares beneficial ownership of such shares, as described in footnote 8 below. Alpha has shared power to vote or dispose or to direct the vote or the disposal of 1,867,800 shares.

(8)
Based on information provided by Invicta and Gregory A. Weaver, the controlling member of Invicta, in a Statement on Schedule 13G filed with the SEC on June 18, 2012.  Invicta is a New York limited liability company and Gregory A. Weaver is a U.S. citizen. The principal address of the parties is 60 East 42nd Street, New York, NY 10165. Invicta and Gregory A. Weaver share the power to vote or to direct the vote and to dispose or direct the disposition of 2,150,000 shares. According to clarification the Company received from Invicta, Invicta’s shareholdings include the shareholdings reported by Alpha.

ITEM A

AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION

Under our Articles of Association (the "Articles"), our directors (other than external directors) are currently divided into Class I and Class II directors, each director serving a term that expires on the third annual general meeting of shareholders following the annual general meeting of shareholders in which he or she was elected.

The Company’s Board of Directors recommends that, considering principles of good corporate governance, it is in the best interests of the Company to revise the manner in which Company’s Board members are appointed and remove the division of directors into classes. A board member appointed by an annual general meeting shall commence serving at the conclusion of the annual general meeting in which he or she was appointed and will serve for a term ending on the date of the third Annual General Meeting following the General Meeting at which such Director was elected, unless earlier terminated in the event of such director’s death, resignation or removal. The suggested amendment also includes a section that will allow the alignment of the appointment dates of our board members; members of the board, who will be appointed in any Annual General Meeting following the Meeting and prior to the third Annual General Meeting following the Meeting (i.e., the 2015 Annual General Meeting), shall be appointed for a term ending on the 2015 Annual General Meeting. From the 2015 Annual General Meeting and onwards, all directors (other than external directors) shall be appointed together on the same Annual General meeting, for a term of three years, subject to any earlier termination of service, which shall be filled with an appointment of a substitute director for the remainder of such three-year term.

Accordingly, the Company’s Board of Directors recommended, and at the Meeting will ask the shareholders for their approval of, the amendments to Article 39 of the Articles as set forth in Annex A hereto (marked to show the extent of the proposed amendments), reflecting the proposed changes in connection with the appointment and term of our directors.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on this matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that as of the conclusion of the Meeting, the Articles of Association of the Company be amended as set forth in Annex A to the Notice and Proxy Statement dated November 12, 2012; and that the Company restate the Articles of Association of the Company in accordance with such amendment.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM B

RE-ELECTION OF DIRECTORS

Under the Company’s Articles of Association, the Board of Directors is to consist of not less than five and not more than nine directors, unless otherwise determined by resolution of the Company’s shareholders. The current number of directors is five.

Directors (other than external directors) are to be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting, in person or by proxy, and voting on the election of directors.  As described in Item A above, and prior to the recommended change of our Articles in this respect,  currently our  directors (other than its external directors) are divided into Class I and Class II directors, each director serving a term that expires on the third annual general meeting of shareholders following the annual general meeting of shareholders in which he was elected. The third term of Messrs. Zisapel and Atsmon as Class II directors is expiring at this Annual General Meeting. Following the recommendation of such nominees to the Board by the Company’s independent directors in accordance with Nasdaq Marketplace Rules (the “Nasdaq Rules”), it is proposed that they be re-elected. If re-elected, Messrs. Zisapel and Atsmon will serve for a term ending on the date of the annual general meeting in 2015, and subject to the further approval of the shareholders, they will receive compensation in the form of options to purchase Ordinary, all as described under Item C below. It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for the re-election of Messrs. Zisapel and Atsmon. The Company has received a declaration from such nominees, confirming their qualifications under the Israeli Companies Law ("Companies Law") to be elected as directors of the Company. The Company is not aware of any reason why Messrs. Zisapel and Atsmon, if elected, should be unable to serve as directors. The Company does not have any understanding or agreement with respect to the future election of Messrs. Zisapel and Atsmon.

The following are brief biographies of Messrs. Zisapel and Atsmon, based upon the records of the Company and information furnished to it by them:

Zohar Zisapel has served as the Chairman of our board of directors since we were incorporated in 1996.  Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and has served as chairman since 1998.  Mr. Zisapel serves as chairman of two other public companies, RADVision Ltd. and RADCOM Ltd., as a director of Silicom Ltd. and as chairman or director of several private companies. Since July 2008, Mr. Zisapel has been a director of Amdocs Limited, a public company.  Mr. Zisapel received a B.Sc. and an M.Sc. in electrical engineering from the Technion, Israel Institute of Technology (“Technion”) and an M.B.A. from Tel Aviv University.

Joseph Atsmon has served as a director since July 2001. Mr. Atsmon has also served as a director of Nice Systems Ltd. since July 2001 and of RADVision Ltd. since June 2003. From November 2005 until December 2008, Mr. Atsmon was a director of VocalTec Communications Ltd. From April 2001 until October 2002, he served as Chairman of Discretix Ltd.  From 1995 until 2000, he served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998.  From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and Corporate Vice President for business development.  Mr. Atsmon received a B.Sc. in electrical engineering (summa cum laude) from the Technion.  Mr. Atsmon is one of our independent directors for the purposes of the Nasdaq Rules and is our audit committee chairman and financial expert.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Zohar Zisapel and Joseph Atsmon are re-elected to the Board of Directors for a term ending on the date of the 2015 Annual General Meeting of Shareholders.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM C

APPROVAL OF GRANT OF OPTIONS TO ALL THE DIRECTORS, OTHER THAN THE
EXTERNAL DIRCTORS

Under the Companies Law, arrangements regarding the compensation of a director of a publicly traded company require the prior approval of a company's audit committee, board of directors and shareholders, in that order. Other than the option grants described below, our members of the Board, excluding our external directors, do not receive any compensation for their service as Board members, including without limitation cash compensation in the form of an annual fee or individual meeting participation fees. On October 29, 2012, following approval by our Audit Committee, our Board of Directors resolved, subject to shareholder approval, to approve the option grants described below. Shareholders are now being asked to approve such option grants:

•
Subject to his re-election as a member of the Board of Directors under Item B, to Zohar Zisapel, Chairman of the Board of Directors, options to purchase 150,000 Ordinary Shares one-third of which shall be granted at the beginning of each year of his term of service (i.e., on December 19, 2012, 2013 and 2014), provided he is still a director of the Company at the time of grant. The Board and the Audit Committee are of the opinion that, it would be appropriate to compensate Mr. Zisapel with the grant of an increased number of options in comparison to the number of options granted to the other members of the Board of Directors taking into account, among others, the considerable amount of time required from him in order to fulfill his Board activities as a Chairman and his contribution to the Company's success.

•
Subject to his re-election as a member of the Board of Directors under Item B, to Joseph Atsmon, a director of the Company and the Chairman of the Audit Committee of the Company, options to purchase 75,000 Ordinary Shares one-third of which shall be granted at the beginning of each year of his term of service (i.e., on December 19, 2012, 2013 and 2014), provided he is still a director of the Company at the time of grant.  The Board and the Audit Committee are of the opinion that it would be appropriate to compensate Mr. Atsmon with the grant of an increased number of options in comparison to the number of options granted to the other members of the Audit Committee, taking into account among others the considerable amount of time required from him in order to fulfill his Committee activities as a Chairman and his contribution to the Company's success.

•
To Yael Langer, a director of the Company, options to purchase 50,000 Ordinary Shares one-third of which shall be granted on the date of the Meeting and additional one third of which shall be granted upon the first and second anniversary of the Meeting (i.e., 16,667 options shall be granted on December 19, 2012, 16,667 options shall be granted on December 19, 2013 and the remaining 16,666 options shall be granted on December 19, 2014), provided she is still a director of the Company at the time of grant. The options granted each year shall vest on the date of grant.

The exercise price for all three proposed grants shall be equal to the average closing price of the Company’s Shares on the NASDAQ Global Market for the period equal to thirty (30) consecutive trading days immediately preceding the date of grant.

All option grants will be made under the Company’s 2003 Amended and Restated Share Option and RSU Plan (the “Plan”)and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance (the “Ordinance”), except for the options granted to Zohar Zisapel, Chairman of the Board of Directors, which will be granted under Section 3(9) of the Ordinance.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of options to purchase 150,000 Ordinary Shares to Mr. Zohar Zisapel, options to purchase 75,000 Ordinary Shares to Mr. Joseph Atsmon and options to purchase 50,000 Ordinary Shares to Ms. Yael Langer, all in accordance with the terms of grant approved by the Audit Committee and Board of Directors.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM D

RE-ELECTION OF EXTERNAL DIRECTORS; APPROVAL OF THEIR REMUNERATION
AND THE GRANT OF OPTIONS

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors.  Each committee of a company's board of directors empowered with powers of the board of directors is required to include at least one external director, except that the audit committee must be comprised of at least three directors, including all of the external directors.

Qualification. A person may not be appointed as an external director if he or she or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with the company; any entity controlling the company at the date of such person's appointment; or any entity controlled, at the date of such person’s appointment or during the two years preceding that date, by the company or by a controlling entity.

A “relative” is defined in the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent and the spouse of any of the foregoing. The term "affiliation" includes an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder.

In addition, no person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director, or may otherwise interfere with his ability to serve as an external director.

The Companies Law provides that a shareholders meeting in which the appointment of an external director is to be considered will not be held unless the nominee has declared that he or she complies with the qualifications necessary for appointment as such.  The Company has received such declarations from Messrs. Yair Orgler and Avi Patir, who are now nominated for an additional term of service as external directors, confirming their qualifications under the Companies Law to be elected as external directors of the Company.

Term. In general, external directors serve a three-year term, which may then be extended for two additional three-year periods. Israeli companies listed on certain stock exchanges outside of Israel, such as the Nasdaq Global Market, may appoint an external director for additional terms of not more than three years each subject to the fulfillment of certain conditions, including the determination by the audit committee and board of directors, that in view of the director's professional expertise and special contribution to the work of the company's board of directors and its committees, the appointment of the external director for an additional term is beneficial to the company.

The second terms of service of Messrs. Yair Orgler and Avi Patir are scheduled to expire on March 25, 2013. Following the recommendation of the Company’s independent directors to the Board of Directors in accordance with the Nasdaq Rules, it is proposed to re-elect Messrs. Yair Orgler and Avi Patir, each to serve an additional three-year term until March 25, 2016 as external directors pursuant to the Companies Law.

Financial and Accounting Expertise. Under the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) generally, at least one of the external directors must have “accounting and financial expertise.” The Board of Directors is required to determine (based on criteria set forth in regulations promulgated under the Companies Law) whether the external directors have “accounting and financial expertise” or “professional qualifications”. The Board of Directors of the Company has determined that Prof. Orgler has the requisite accounting and financial expertise and that Mr. Patir has the requisite professional qualifications to serve as external directors.

The following are brief biographies of Messrs. Orgler and Patir, based upon the records of the Company and information furnished to it by the nominees. Messrs. Orgler and Patir do not beneficially own any of our Shares. If elected, the external directors shall receive compensation as described below (if approved).

Yair E. Orgler has served as an external director since March 2007. Prof. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University (the “Recanati School”). From 1996 to June 2006, Prof. Orgler was Chairman of the Board of the Tel-Aviv Stock Exchange. From 2001 to 2004, he was President of the International Options Markets Association (IOMA). Prof. Orgler serves as a director at Israel Chemicals Ltd., Atidim-High Tech Industrial Park Ltd., ICL-IP Co. Ltd., ICL-IP Ltd., Itamar Medical Ltd. and Gazit-Globe Ltd. Other public positions held by Prof. Orgler in recent years include: Director at Bank Hapoalim, B.M., Founder and Chairman of “Maalot”, Israel’s first securities rating company; Chairman of the Wage Committee of the Association of University Heads in Israel; Chairman of the Executive Council of the Academic College of Tel-Aviv-Yaffo; and member of the Board of the United States-Israel Educational Foundation (USIEF). Previous academic positions held by Prof. Orgler include: Vice Rector of Tel-Aviv University and before that Dean of the Recanati School. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management, Northwestern University. Prof. Orgler holds a Ph.D. and Master’s degree in industrial administration from Carnegie Mellon University, an M.Sc. in industrial engineering from University of Southern California and a B.Sc. in industrial engineering from the Technion. Prof. Orgler is one of our independent directors for the purposes of the Nasdaq Rules and one of our external directors for purposes of the Companies Law.

Avi Patir has served as an external director since March 2007. Mr. Patir is Senior Vice President and CTO at MIRS Communications Ltd., a wholly-owned subsidiary of HOT Telecommunication.  From 2004 to 2006, Mr. Patir served as the Group COO and Head of the Wireline Division of “Bezeq” – The Israel Telecommunication Corp. Limited (“Bezeq”), Israel’s national telecommunications provider. From 2003 to 2004, Mr. Patir was President and CEO of American Israel Paper Mills Ltd., the leading Israeli manufacturer and marketer of paper and paper products. From 1996 to 2003, he was the President and CEO of Barak International Telecommunication Corporation Ltd., a leading provider of international telecommunications services in Israel, and from 1992 to 1996, he was Executive Vice President Engineering and Operations at Bezeq. Mr. Patir has been a board member of, among others, Bezeq International, Pelephone Communications Ltd. and Satlink Communications Ltd.  Mr. Patir holds an M.Sc. in electrical and electronic engineering from Columbia University and a B.Sc. in electrical and electronic engineering from the Technion. He is, in addition, a graduate of the Kellogg-Recanati executive management program. Mr. Patir is one of our independent directors for the purposes of the Nasdaq Rules and one of our external directors for purposes of the Companies Law.

Remuneration and Grant of options. According to the regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, based on the classification of the company according to the amount of its capital. A company may also compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, subject to certain limitations.

The remuneration of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three-year period during which he or she is in office.

The election of external directors, the remuneration paid to them in the form of the minimum amounts of the annual and participation fees set forth in the Remuneration Regulations, as well as the grant of options to external directors, requires the approval of the audit committee, the board of directors and the shareholders.  On October 29, 2012, following approval by our Audit Committee, our Board of Directors resolved, subject to shareholder approval, that during their third term of service (assuming that they will be elected as set forth above), our external directors, Yair Orgler and Avi Patir, shall receive remuneration in the form of the minimum amounts of the annual and participation fees set forth in the Remuneration Regulations, based on the classification of the company according to the amount of its capital (currently – the sum of NIS 48,224 as annual fee and the sum of NIS 1,695.50 as in-person participation fee, NIS 1,017 as telephone call and NIS 848 for written resolutions) and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence.

In addition, following approval by our Audit Committee, our Board of Directors further resolved, subject to shareholder approval, to grant each of the external directors options to purchase 50,000 of the Company’s Ordinary Shares, approximately one-third of which shall be granted at the beginning of each year of each external director’s term of service (i.e., 16,667 options shall be granted on March 25, 2013, 16,667 options shall be granted on March 25, 2014 and the remaining 16,666 options shall be granted on March 25, 2015), provided each is still a director of the Company at the time of grant. The options granted each year shall vest on the date of grant.  The exercise price shall be equal to the average closing price of the Company’s Shares on the NASDAQ Global Market for the period equal to thirty (30) consecutive trading days immediately preceding the date of grant, and in accordance with any other terms and conditions applicable to the "other directors" (as such term is defined in the Remuneration Regulations) under the Plan. All option grants will be made under the Plan and under the Capital Gains Route of Section 102(b)(2) of the Ordinance.

Shareholders are now being asked to approve the resolutions set forth above.

The election of external directors requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that the majority of the shares voted in favor of the election are not held by "controlling shareholders" or shareholders with "personal interest" (as such terms are defined in the Companies Law) in approving the appointment (excluding personal interest not resulting from contacts with the controlling shareholder), not taking into account any abstention, or that the total number of shares referred to above, voted against the election, does not exceed two percent of the aggregate voting rights in the company.

As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law.

The approval of the remuneration to be paid to the external directors in the form of the minimum amounts of the annual and participation fees set forth in the Remuneration Regulations and the grant of options as aforementioned requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that each of Messrs. Yair Orgler and Avi Patir is hereby re-elected to serve for a third term as an external director of the Company in accordance with the Companies Law, for a period of three years to commence on March 25, 2013;”

“FURTHER RESOLVED, that each of Messrs. Yair Orgler and Avi Patir shall, subject to their election as external directors, be entitled to (a) remuneration in the minimum amounts of the annual and participation fees set forth in the Remuneration Regulations based on the classification of the company according to the amount of its capital and reimbursement of travel expenses, and (b) 50,000 options to purchase Company's shares; each in accordance with the terms described in the Proxy Statement dated November 12, 2012.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM E

RE-APPOINTMENT OF INDEPENDENT AUDITOR

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of shareholders of the Company, and that the independent auditor serves in this position until immediately following the date of the next annual general meeting.

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, a Member firm of Ernst & Young Global (“Kost Forer”), as the Company’s independent auditor until immediately following the next annual general meeting of shareholders.

Kost Forer has served as the Company’s independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other services that relate to transactional activities. The Audit Committee and the Board of Directors believe that such limited non-audit functions does not affect the independence of Kost Forer.

The Company's Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Kost Forer, and have recommended their re-appointment as the Company’s independent auditor until immediately following the next annual general meeting of shareholders. Approval of that appointment is now being sought from the Company’s shareholders.

According to the Company’s Articles, the Audit Committee is authorized to determine the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered by the auditor.

The following table presents the aggregate amount of fees paid by the Company to Kost Forer for its services to the Company for the fiscal year ended December 31, 2011:

Services Rendered	Fees

Audit Fees (1)	$1,017,000
Tax Fees (2)	285,000
Other Services(3)	202,000
Total	$1,504,000

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to tax compliance, planning and advice.
(3)	Other Services relate to transactional activities.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the adoption of the foregoing resolution.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a Member firm of Ernst & Young Global, as the independent auditor of the Company until immediately following the date of the Annual General Meeting in 2013.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM F

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2011 will be presented. The Company will hold a discussion with respect thereto at the Meeting, as required by the Companies Law.  This item will not involve a vote of the shareholders.

The foregoing auditor's report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2011 (filed with the Securities and Exchange Commission on April 5, 2012), may be viewed on our website – http://www.ceragon.com/financial_reports.asp,  through the EDGAR website of the Securities and Exchange Commission at www.sec.gov, through the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il, or through the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il.  None of the auditor's report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

ZOHAR ZISAPEL	IRA PALTI
Chairman of the Board of Directors	President and Chief Executive Officer

November 12, 2012

Revised Article 39 to the

 ARTICLES OF ASSOCIATION

OF

CERAGON NETWORKS LTD.

39.           Election and Removal of Directors

(a)           If at any time, the Company shall be required to appoint independent or external directors such as a public director or directors of any other type as the may be required by law (“External Directors”) such directors shall serve on the Board according to the number required by law.  External Directors will be appointed and removed pursuant to and shall be governed by the relevant provisions of the law which applies to External Directors.  If permitted by applicable law, External Directors will be appointed by the Board.

(b)           The members of the Board of Directors shall be called Directors, and other than External Directors (who will be chosen and appointed, and whose term will expire, in accordance with applicable law), they shall be appointed in accordance with the provisions of this Article.

(c)           The Directors (other than the ~~e~~External ~~d~~Directors) shall be appointed by the Annual General Meeting and will serve for a term ending on the date of the third Annual General Meeting following the General Meeting at which such Director was elected, unless earlier terminated in the event of such director’s death, resignation or removal.  ~~divided into two classes: Class I and Class II.  Each Director (other than the external directors), when and however elected, shall be designated as a member of a certain class of Directors.~~

(d)           Directors (other than External Directors) appointed in the 2012 Annual General Meeting, in which shareholders approve the amendment of the Articles concerning the election and removal of directors (the "2012 Meeting"), shall be appointed for a term ending on the date of the third Annual General Meeting following the 2012 Meeting (the "2015 Meeting"). Directors appointed in any Annual General Meeting following the 2012 Meeting and prior to the 2015 Meeting, shall be appointed for a term ending on the date of the 2015 Meeting. From the 2015 Meeting and onwards, all directors (other than External Directors) shall be appointed together on the same Annual General meeting, subject to any earlier termination of service, which shall be filled with an appointment of a substitute director for the remainder of such three-year term.

(e) Subject to Section (g) below, a Director appointed by the Annual General Meeting shall commence serving at the conclusion of the Annual General Meeting in which he or she was appointed. ~~Each Director (other than a Director elected to fill a vacancy in accordance with Article 41) shall serve for a term ending on the date of the third Annual General Meeting following the General Meeting at which such Director was elected; provided  that the term of each Director shall be subject to the election and qualification of his successor in the event of his earlier death, resignation or removal.~~

(~~e~~f)           Directors (other than ~~e~~External ~~d~~Directors) shall be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of Directors, and each Director shall serve, subject to Article 42 hereof, and according to the provisions of this Article 39.  The shareholders shall be entitled to remove any Director(s) (other than external directors) from office prior to the lapse of its full term in office all subject to applicable law.

(~~f~~g)           Notwithstanding anything to the contrary herein, the term of a Director may commence at a later date than the date of the Shareholder Resolution electing such Director, if so specified in such Shareholder Resolution.

CERAGON NETWORKS LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 19, 2012

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Ira Palti and Donna Gershowitz, or either one of them, as proxies, each with the power to appoint his or her substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Ceragon Networks Ltd. That the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 12:00 p.m., on Wednesday, December 19, 2012, at the offices of the company, 24 Raoul Wallenberg Street, Tel Aviv, Israel and any adjournment or postponement thereof (the "Meeting").

Shares represented by this Proxy will be voted in favor of all the matters to be presented to the Meeting, as described below. If specification is made by a shareholder on this Proxy, the shares represented thereby will be voted in accordance with such specification.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL, PROVIDED THAT WITH RESPECT TO ITEM 4, AN INDICATION IS MADE REGARDING SHAREHOLDER'S PERSONAL INTEREST (SEE REVERSE SIDE).

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CERAGON NETWORKS LTD.

December 19, 2012

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓  Please detach along perforated line and mail in the envelope provided.  ↓

■	00030333003330200000 5	121912

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS No. 1 TO 5

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
Votes cast for Item 4 will not be counted unless “yes” or “no” has been specified as to whether the shareholder has a personal interest (as defined below) with respect to the proposal.		1.	To amend the Articles of Association of the Company, as described in the Proxy Statement	☐	☐	☐

		2.	To re-elect directors to serve on the Board of Directors of the Company:

			a. Zohar Zisapel	☐	☐	☐
“Personal interest” for purposes hereof is defined as your personal interest, other than by merely holding shares in Ceragon, in the appointment of either Mr. Orgler or Mr. Patir as an External Director of the Company, such as doing business with or having a familial relationship with either candidate and includes a personal interest of your relative or of another legal entity in which you or your relative is an interested party.
			b. Joseph Atsmon	☐	☐	☐

		3.	To approve the grant of options to all the directors, other than the external directors, as described in the Proxy Statement	☐	☐	☐

		4.	To re-elect directors to serve on the Board of Directors of the Company as external directors, and to approve the remuneration and the grant of options to the external directors, as described in the Proxy Statement.

			a. Yair Orgler	☐	☐	☐

			b. Avi Patir	☐	☐	☐

		5.	To re-appoint Kost Forer Gabbay & Kasierer, a Member firm of Ernst & Young Global, as the Company’s independent auditor until immediately following the next annual general meeting of shareholders	☐	☐	☐
				YES	NO
		With respect to Item 4, please indicate whether you have a personal interest (as such term is defined on the left)		☐	☐

If yes, please describe:

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

■	Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.	■